

January 14, 2013

Via E-mail
Geoffrey Bach
Chief Financial Officer
Kobex Minerals Inc.
1700-700 West Pender Street
Vancouver, British Columbia
Canada V6C 1G8

   Re: Kobex Minerals Inc.
     Form 20-F for Fiscal Year Ended December 31, 2011
     Filed March 30, 2012
     File No. 001-32558

Dear Mr. Bach:

We have received your response to our comments in your correspondence dated January 7, 2013 and have a further comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

1. We note your response to comment 2 indicating that changes were made to your filing in regards to your historical resource estimates. We re-issue comment 2 noting that you continue disclosure regarding some 1 million tonnes grading 6.4% zinc, 1.88% lead, and 56.3% barite that would be amenable for open pit mining on page 37 and also estimated a separate resource of 588,000 tons grading 6.1% lead, 4.6% zinc and 3 ounces of silver

per ton for the Matt Berry Zone on page 45 without defining the category of these resources or providing the appropriate historical estimate disclaimers.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director